Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
Inside information announcement
Recent acquisitions of shares in the Company by Tsinghua Unigroup

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) wishes to make this announcement with reference to Tsinghua Unigroup’s recent continuous increase in its shareholding in the Company through the Hong Kong stock market. The management of SMIC and Tsinghua Unigroup met in Shanghai and the Company understands that:

1. Tsinghua Unigroup intends to hold the Company’s shares as a financial investor and does not intend to nominate any board member of the Company; and

2. Tsinghua Unigroup’s cumulative shareholding in the Company will not change the Company’s corporate nature or its independent and international mode of operation.

The above has been confirmed by Tsinghua Unigroup.

This announcement is made by the Company pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Potential investors and shareholders of the Company should note that the above represents the Company’s current understanding of the intention of Tsinghua Unigroup. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 10 November 2016

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Zhou Jie

Ren Kai

Lu Jun

Independent Non-executive Directors

William Tudor Brown

Lip-Bu Tan

Carmen I-Hua Chang